EXHIBIT NO. 99.2

RETENTION AGREEMENT

THIS RETENTION AGREEMENT (this "Agreement") is made and entered into this 24th day of October 2016 by and between Colony Bank, a Georgia bank (the "Bank") and Edward Lee Bagwell, III (“Employee”), to be effective as of October 24, 2016.

BACKGROUND

WHEREAS, the Bank presently employs Employee as its Senior Vice President and Chief Credit Officer;

WHEREAS, the Bank desires to promote the retention of Employee by offering protection in the event of a Change in Control (as defined herein); and

WHEREAS, in order to accomplish the foregoing objective, the Bank and Employee desire to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

1.          Retention Payments

(a) Subject to the terms and conditions of this Agreement, in the event of a Change in Control (as defined in Section 2 hereof) prior to March 27, 2018, the Bank shall pay to Employee a cash bonus equal to 0.75 times his then-current Base Salary (as defined in Section 2 hereof), less withholding for taxes and other similar items (the "Change in Control Bonus"), in a single lump sum within thirty (30) days following the Change in Control Effective Date (as defined in Section 2 hereof), provided that, except as otherwise provided in Section I(c) hereof, Employee is employed by the Bank on the Change in Control Effective Date.

(b) Subject to the terms and conditions of this Agreement, the Bank shall pay to Employee a cash retention bonus equal to 0.75 times his then-current Base Salary, less withholding for taxes and other similar items (the "Post-Closing Retention Bonus"), in a single lump sum within thirty (30) days following the Post-Closing Retention Payment Date (as defined in Section 2 hereof), provided that, except as otherwise provided in Section l(d) hereof, Employee is employed by the Bank on the Post-Closing Retention Payment Date.

(c) Notwithstanding anything in this Agreement to the contrary, if Employee incurs a Pre-Change in Control Qualifying Termination (as defined in Section 2 hereof), then Employee shall be entitled to receive, and the Bank shall pay to Employee, the Change in Control Bonus and the Post- Closing Retention Bonus in a single lump sum within thirty (30) days following the Change in Control Effective Date. If Employee 's employment with the Bank is terminated for any reason other than by reason of a Pre-Change in Control Qualifying Termination prior to the Change in Control Effective Date, then Employee shall not be entitled to the Change in Control Bonus or the Post-Closing Retention Bonus.

(d) Notwithstanding anything in this Agreement to the contrary, if Employee incurs a Post-Change in Control Qualifying Termination (as defined in Section 2 hereof), then the Bank shall pay to Employee an amount equal to the Post-Closing Retention Bonus in a single lump sum within thirty (30) days following Employee's date of termination. If Employee's employment with the Bank is terminated for any reason other than by reason of a Post-Change in Control Qualifying Termination following the Change in Control Effective Date, then Employee shall not be entitled to the Post-Closing Retention Bonus.

(e) For purposes of clarity, Employee shall not be eligible for the Change in Control Bonus or the Post-Closing Retention Bonus unless and until a Change in Control occurs while this Agreement is in effect.

(f)     Notwithstanding anything in this Agreement to the contrary, the Bank shall be obligated to pay Employee the Change in Control Bonus and the Post-Closing Retention Bonus only if (X) Employee shall have executed a separation agreement containing a full general release of claims and covenant not to sue in the form provided by the Bank (the "Release Agreement") within the time period specified in the Release Agreement and such Release Agreement shall not have been revoked within any revocation period specified in the Release Agreement, and (Y) Employee fully complies with the obligations set forth in Section 5 hereof.

2.          Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a) "Base Salary" means the amount Employee is entitled to receive as wages or salary on an annualized basis, without reduction for any pre-tax contributions to benefit plans. Base Salary does not include bonuses, commissions, overtime pay or income from stock options, stock grants or other incentive compensation.

(b) "Cause" shall mean (i) any intentional misconduct by Employee in connection with the Bank's business or relating to Employee's duties, or any willful violation of any laws, rules or regulations applicable to banks or the banking industry generally (including but not limited to the regulations of the Board of Governors of the Federal Reserve, the Federal Deposit Insurance Corporation (the "FDIC"), the State of Georgia Department of Banking and Finance, or any other applicable regulatory authority); (ii) Employee's material failure to comply with the Bank's policies or guidelines of employment or corporate governance policies or guidelines, including, without limitation, any business code of ethics adopted by the Bank; (iii) any act of fraud, misappropriation or embezzlement by Employee, whether or not such act was committed in connection with the business of the Bank; (iv) a breach or threatened breach of this Agreement, including, without limitation, a breach of any of the obligations set forth in Section5 hereof, that, if such breach is capable of being cured, is not cured by Employee within ten (10) days of written notice by the Bank of the breach; or (v) the commission by Employee of, or Employee's pleading guilty or nolo contendere to, a felony or a crime involving moral turpitude (including pleading guilty or nolo contendere to a felony or lesser charge which results from plea bargaining), whether or not such felony, crime or lesser offense is connected with the business of the Bank.

(c)     “Change in Control” means and includes the occurrence of any one of the following events but shall specifically exclude a public offering of any class or series of the Holding Company's equity securities pursuant to a registration statement filed by the Holding Company under the Securities Act of 1933:

(i) during any consecutive 12-month period, individuals who, at the beginning of such period, constitute the Holding Company Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of such Board, provided that any person becoming a director after the beginning of such 12-month period and whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Holding Company Board shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Holding Company as a result of an actual or threatened election contest with respect to the election or removal of directors ("Election Contest") or other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Holding Company Board ("Proxy Contest"), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest, shall be deemed an Incumbent Director; or

(ii) any person becomes a Beneficial Owner (as defined in Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934), directly or indirectly, of either (A) 50% or more of the then-outstanding shares of common stock of the Holding Company ("Holding Company Common Stock") or (B) securities of the Holding Company representing 50% or more of the combined voting power of the Holding Company's then outstanding securities eligible to vote for the election of directors (the "Holding Company Voting Securities"); provided, however, that for purposes of this subsection (ii), the following acquisitions of Holding Company Common Stock or Holding Company Voting Securities shall not constitute a Change in Control: (w) an acquisition directly from the Holding Company, (x) an acquisition by the Holding Company or a Subsidiary, (y) an acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Holding Company or any Subsidiary, or (z) an acquisition pursuant to a Non-Qualifying Transaction (as defined in subsection (iii) below); or

(iii) the consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Holding Company or a Subsidiary (a "Reorganization"), or the sale or other disposition of all or substantially all of the Holding Company's assets (a "Sale") or the acquisition of assets or stock of another corporation or other entity (an “Acquisition”), unless immediately following such Reorganization, Sale or Acquisition: (A) all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the outstanding Holding Company Common Stock and outstanding Holding Company Voting Securities immediately prior to such Reorganization, Sale or Acquisition beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Reorganization, Sale or Acquisition (including, without limitation, an entity which as a result of such transaction owns the Holding Company or all or substantially all of the Holding Company's assets or stock either directly or through one or more subsidiaries, (the "Surviving Entity") in substantially the same proportions as their ownership, immediately prior to such Reorganization, Sale or Acquisition, of the outstanding Holding Company Common Stock and the outstanding Holding Company Voting Securities, as the case may be, and (B) no person (other than (x) the Holding Company or any Subsidiary, (y) the Surviving Entity or its ultimate parent entity, or (z) any employee benefit plan (or related trust) sponsored or maintained by any of the foregoing is the Beneficial Owner, directly or indirectly, of 50% or more of the total common stock or 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Surviving Entity, and (C) at least a majority of the members of the board of directors of the Surviving Entity were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization, Sale or Acquisition (any Reorganization, Sale or Acquisition which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a "Non-Qualifying Transaction").

(d)     "Change in Control Effective Date" means the effective date of a Change in Control.

(e)     "Code" means the Internal Revenue Code of 1986, as amended from time to time. For purposes of this Agreement, references to sections of the Code shall be deemed to include references to any applicable regulations thereunder and any successor or similar provision.

(f)     “Competitive Services" means the community banking or commercial banking business, including, without limitation, originating, underwriting, closing and selling loans, receiving deposits and otherwise engaging in the business of banking, as well as the business of providing any other activities, products, or services of the type conducted, authorized, offered, or provided by CBS as of Employee's Termination Date, or during the two (2) years immediately prior to Employee's Termination Date.

(g)     "Confidential Information" means any and all data and information relating to CBS, its activities, business, or clients that (i) is disclosed to Employee or of which Employee becomes aware as a consequence of his employment with the Bank; (ii) has value to CBS; and (iii) is not generally known outside of the Bank. "Confidential Information" shall include, but is not limited to the following types of information regarding, related to, or concerning CBS: trade secrets (as defined by O.C.G.A. § 10-1-761); financial plans and data; management planning information; business plans; operational methods; market studies; marketing plans or strategies; pricing information; product development techniques or plans; customer lists; customer files, data and financial information; details of customer contracts; current and anticipated customer requirements; identifying and other information pertaining to business referral sources; past, current and planned research and development; computer aided systems, software, strategies and programs; business acquisition plans; management organization and related information (including, without limitation, data and other information concerning the compensation and benefits paid to officers, directors, employees and management); personnel and compensation policies; new personnel acquisition plans; and other similar information. "Confidential Information" also includes combinations of information or materials which individually may be generally known outside of CBS, but for which the nature, method, or procedure for combining such information or materials is not generally known outside of CBS. In addition to data and information relating to CBS, "Confidential Information" also includes any and all data and information relating to or concerning a third party that otherwise meets the definition set forth above, that was provided or made available to CBS by such third party, and that CBS has a duty or obligation to keep confidential. This definition shall not limit any definition of "confidential information" or any equivalent term under state or federal law. "Confidential Information" shall not include information that has become generally available to the public by the act of one who has the right to disclose such information without violating any right or privilege of CBS.

(h)     "Disability" means the inability of Employee, as reasonably determined by the Bank, to perform the essential functions of his regular duties and responsibilities, with or without reasonable accommodation, due to a medically determinable physical or mental illness which has lasted (or can reasonably be expected to last) for a period of six (6) consecutive months. At the request of Employee or his personal representative, the Bank's determination that the Disability of Employee has occurred shall be certified by a physician mutually agreed upon by Employee, or his personal representative, and the Bank.

(i) “CBS" means, collectively, the Holding Company and the Bank.

(j) “Holding Company" means Colony Bankcorp, Inc.

(k)     "Material Contact" means contact between Employee and a customer or potential customer of CBS (i) with whom or which Employee has or had dealings on behalf of CBS; (ii) whose dealings with CBS are or were coordinated or supervised by Employee; (iii) about whom Employee obtains Confidential Information in the ordinary course of business as a result of his employment with the Bank; or (iv) who receives products or services of CBS, the sale or provision of which results or resulted in compensation, commissions, or earnings for Employee within the two (2) years preceding the conduct in question (if the conduct occurs while Employee is still employed by the Bank) or the Termination Date (if the conduct occurs after Employee's Termination), as applicable.

(l)     ”Person" means any individual or any corporation, partnership, joint venture, limited liability company, association or other entity or enterprise.

(m)     "Post-Change in Control Qualifying Termination” means Employee's termination of employment with the Bank by the Bank without Cause on or following the Change in Control Effective Date and prior to the Post-Closing Retention Payment Date. For the avoidance of doubt, in no event shall Employee be deemed to have experienced a Post-Change in Control Qualifying Termination as a result of (i) Employee's termination of employment by the Bank without Cause other than during the period between the Change in Control Effective Date and the Post-Closing Retention Payment Date, (ii) Employee's death or Disability, (iii) Employee's resignation from employment with the Bank for any reason or no reason, or (iv) Employee's termination of employment by the Bank for Cause.

(n)     "Post-Closing Retention Payment Date" means the date on which the Bank determines, in good faith, that it has successfully completed the conversion of its data, customers, accounts and transactions to the core processing system of any acquiring institution (whether such third party acquiring institution uses the same core processor as the Bank, or a core processor that is different from the Bank's core process) pursuant to a Change in Control.

(o)     ”Pre-Change in Control Qualifying Termination” means Employee's termination of employment with the Bank by the Bank without Cause within the ninety (90) day period immediately preceding the Change in Control Effective Date. For the avoidance of doubt, in no event shall Employee be deemed to have experienced a Pre-Change in Control Qualifying Termination as a result of (i) Employee's termination of employment by the Bank without Cause other than during the ninety (90) day period immediately preceding the Change in Control Effective Date, (ii) Employee's death or Disability, (iii) Employee's resignation from employment with the Bank for any reason or no reason, or (iv) Employee's termination of employment by the Bank for Cause.

(p)     "Principal or Representative” means a principal, owner, partner, shareholder, joint venturer, investor, member, trustee, director, officer, manager, employee, agent, representative or consultant.

(q)     "Protected Customer" means any Person to whom CBS has sold its products or services or actively solicited to sell its products or services, and with whom Employee has had Material Contact on behalf of CBS during his employment with the Bank.

(r)     "Protected Work" means any and all ideas, inventions, formulas, Confidential Information, source codes, object codes, techniques, processes, concepts, systems, programs, software, software integration techniques, hardware systems, schematics, flow charts, computer data bases, client lists, trademarks, service marks, brand names, trade names, compilations, documents, data, notes, designs, drawings, technical data and/or training materials, including improvements thereto or derivatives therefrom, whether or not patentable, and whether or not subject to copyright or trademark or trade secret protection, conceived, developed or produced by Employee, or by others working with Employee or under his direction, during the period of his employment, or conceived, produced or used or intended for use by or on behalf of CBS or its customers.

(s)     "Restricted Period" means any time during Employee's employment with the Bank as well as twelve (12) months following Employee's Termination Date following a Change in Control; provided, however, that the post-termination Restricted Period shall be reduced by the number of full months that Employee provides services to the Bank following the Change in Control prior to the Termination Date. For example, if the Employee's employment with the Bank terminates for any reason following his provision of six (6) months of services to the Bank following the Change in Control, then the post-termination Restricted Period shall be six (6) months.

(t)     ”Restrictive Covenants" means the restrictive covenants contained in Section 5(b), (c), (d), (e) and (f) hereof.

(u)     "Termination" means the termination of Employee's employment with the Bank, for any reason, whether with or without cause, upon the initiative of either party.

(v)      "Termination Date" means the date of Employee's Termination.

(w)     "Subsidiary" means any corporation, limited liability company, partnership or other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Holding Company.

3.         Employment At-Will. Employee shall continue to be employed at-will and for no definite term. This means that either party may terminate the employment relationship at any time for any or no reason.

4.         Term of Agreement This Agreement shall terminate on the earliest of (i) the date that the Bank fulfills its obligations set forth in Section 1 hereof; (ii) the date of Employee's termination of employment with the Bank other than by reason of a Pre-Change in Control QualifYing Termination prior to the Change in Control Effective Date; or (iii) March 27, 2018. Notwithstanding the foregoing, the Restrictive Covenants contained in Section 5 hereof, as well as any other provisions of this Agreement necessary to interpret or enforce the Restrictive Covenants, shall survive the termination of this Agreement and continue to be in full force and effect in accordance with their terms.

5.         Protective Covenants. Subject to the limitations of reasonableness imposed by law, Employee shall be subject to the restrictions set forth in this Section 5. Employee agrees that the restrictions in this Section 5 are reasonable and necessary and shall survive the termination of this Agreement.

(a)      Acknowledgments.

(i) Condition of Employment and Other Consideration. Employee acknowledges and agrees that he has received good and valuable consideration for entering into this Agreement and further acknowledges that the Bank would not continue to employ him in the absence of his execution of and compliance with this Agreement.

(ii) Access to Confidential Information, Relationships, and Goodwill. Employee acknowledges and agrees that he is being provided and entrusted with Confidential Information (as that term is defined below), including highly confidential customer information that is subject to extensive measures to maintain its secrecy within CBS, is not known in the trade or disclosed to the public, and would materially harm CBS's legitimate business interests if it was disclosed or used in violation of this Agreement. Employee also acknowledges and agrees that he is being provided and entrusted with access to CBS's customer and employee relationships and goodwill. Employee further acknowledges and agrees that CBS would not provide access to the Confidential Information, customer and employee relationships, and goodwill in the absence of Employee's execution of and compliance with this Agreement. Employee further acknowledges and agrees that CBS's Confidential Information, customer and employee relationships, and goodwill are valuable assets of CBS and are legitimate business interests that are properly subject to protection through the covenants contained in this Agreement.

(iii) Potential Unfair Competition. Employee acknowledges and agrees that as a result of his employment with the Bank, his knowledge of and access to Confidential Information, and his relationships with CBS's customers and employees, Employee would have an unfair competitive advantage if Employee were to engage in activities in violation of this Agreement.

(b)     Restriction on Disclosure and Use of Confidential Information. Employee agrees that Employee shall not, directly or indirectly, use any Confidential Information on Employee's own behalf or on behalf of any Person other than CBS, or reveal, divulge, or disclose any Confidential Information to any Person not expressly authorized by CBS to receive such Confidential Information. This obligation shall remain in effect for as long as the information or materials in question retain their status as Confidential Information. Employee further agrees that he shall fully cooperate with CBS in maintaining the Confidential Information to the extent permitted by law. The parties acknowledge and agree that this Agreement is not intended to, and does not, alter either CBS's rights or Employee's obligations under any state or federal statutory or common law regarding trade secrets and unfair trade practices. Anything herein to the contrary notwithstanding, Employee shall not be restricted from disclosing information that is required to be disclosed by law, court order or other valid and appropriate legal process; provided, however, that in the event such disclosure is required by law, Employee shall provide CBS with prompt notice of such requirement so that CBS may seek an appropriate protective order prior to any such required disclosure by Employee.

(c)     Non-Solicitation of Protected Customers. Employee agrees that, during the Restricted Period, he shall not, without the prior written consent of CBS, directly or indirectly, on his own behalf or as a Principal or Representative of any Person, solicit, divert, take away, or attempt to solicit, divert, or take away a Protected Customer for the purpose of engaging in, providing, or selling Competitive Services.

(d)     Non- Recruitment of Employees. Employee agrees that during the Restricted Period, he shall not, without the prior written consent of CBS, directly or indirectly, whether on his own behalf or as a Principal or Representative of any Person, solicit or induce or attempt to solicit or induce any employee of CBS to terminate his employment relationship with the Bank or to enter into employment with Employee or any other Person.

(e)      Proprietary Rights.

(i) Ownership and Assignment of Protected Works. Employee agrees that any and all Confidential Information and Protected Works are the sole property of CBS, and that no compensation in addition to Employee's base salary is due to Employee for development or transfer of such Protected Works. Employee agrees that he shall promptly disclose in writing to CBS the existence of any Protected Works. Employee hereby assigns and agrees to assign all of his rights, title and interest in any and all Protected Works, including all patents or patent applications, and all copyrights therein, to CBS. Employee shall not be entitled to use Protected Works for his own benefit or the benefit of anyone except CBS without written permission from CBS and then only subject to the terms of such permission. Employee further agrees that he will communicate to CBS any facts known to him and testify in any legal proceedings, sign all lawful papers, make all rightful oaths, execute all divisionals, continuations, continuations-in-part, foreign counterparts, or reissue applications, all assignments, all registration applications, and all other instruments or papers to carry into full force and effect the assignment, transfer, and conveyance hereby made or to be made and generally do everything possible for title to the Protected Works and all patents or copyrights or trademarks or service marks therein to be clearly and exclusively held by CBS. Employee agrees that he will not oppose or object in any way to applications for registration of Protected Works by CBS or others designated by CBS. Employee agrees to exercise reasonable care to avoid making Protected Works available to any third party and shall be liable to CBS for all damages and expenses, including reasonable attorneys' fees, if Protected Works are made available to third parties by him without the express written consent of CBS. Anything herein to the contrary notwithstanding, Employee will not be obligated to assign to CBS any Protected Work for which no equipment, supplies, facilities, or Confidential Information of CBS was used and which was developed entirely on Employee's own time, unless (a) the invention relates (1) directly to the business of CBS, or (2) to CBS's actual or demonstrably anticipated research or development; or (b) the invention results from any work performed by Employee for CBS. Employee likewise will not be obligated to assign to CBS any Protected Work that is conceived by Employee after Employee leaves the employ of the Bank, except that Employee is so obligated if the same relates to or is based on Confidential Information to which Employee had access by virtue of his employment with the Bank. Similarly, Employee will not be obligated to assign any Protected Work to CBS that was conceived and reduced to practice prior to his employment, regardless of whether such Protected Work relates to or would be useful in the business of CBS. Employee acknowledges and agrees that there are no Protected Works conceived and reduced to practice by him prior to his employment with the Bank.

(ii) No Other Duties. Employee acknowledges and agrees that there is no other contract or duty on his part now in existence to assign Protected Works to anyone other than CBS.

(iii) Works Made for Hire. The Bank and Employee acknowledge that in the course of his employment with the Bank, Employee may from time to time create for CBS copyrightable works. Such works may consist of manuals, pamphlets, instructional materials, computer programs, software, software integration techniques, software codes, and data, technical data, photographs, drawings, logos, designs, artwork or other copyrightable material, or portions thereof, and may be created within or without CBS's facilities and before, during or after normal business hours. All such works related to or useful in the business of CBS are specifically intended to be works made for hire by Employee, and Employee shall cooperate with CBS in the protection of CBS's copyrights in such works and, to the extent deemed desirable by CBS, the registration of such copyrights.

(f)     Return of Materials. Employee agrees that he will not retain or destroy (except as set forth below), and will immediately return to CBS on or prior to the Termination Date, or at any other time CBS requests such return, any and all property of CBS that is in his possession or subject to his control, including, but not limited to, keys, credit and identification cards, personal items or equipment, customer files and information, papers, drawings, notes, manuals, specifications, designs, devices, code, email, documents, diskettes, CDs, tapes, keys, access cards, credit cards, identification cards, computers, mobile devices, other electronic media, all other files and documents relating to CBS and its business (regardless of form, but specifically including all electronic files and data of CBS), together with all Protected Works and Confidential Information belonging to CBS or that Employee received from or through his employment with the Bank. Employee will not make, distribute, or retain copies of any such information or property. To the extent that Employee has electronic files or information in his possession or control that belong to CBS, contain Confidential Information, or constitute Protected Works (specifically including but not limited to electronic files or information stored on personal computers, mobile devices, electronic media, or in cloud storage), on or prior to the Termination Date, or at any other time CBS requests, Employee shall (a) provide CBS with an electronic copy of all of such files or information (in an electronic format that readily accessible by CBS); (b) after doing so, delete all such files and information, including all copies and derivatives thereof, from all non-CBS-owned computers, mobile devices, electronic media, cloud storage, or other media, devices, or equipment, such that such files and information are permanently deleted and irretrievable; and (c) provide a written certification to CBS that the required deletions have been completed and specifying the files and information deleted and the media source from which they were deleted. Employee agrees that he will reimburse CBS for all of its costs, including reasonable attorneys' fees, of recovering the above materials and otherwise enforcing compliance with this provision if he does not return the materials to CBS or take the required steps with respect to electronic information or files on or prior to the Termination Date or at any other time the materials and/or electronic file actions are requested by CBS or if Employee otherwise fails to comply with this provision.

(g)      Enforcement of Restrictive Covenants.

(i) Rights and Remedies Upon Breach. The parties specifically acknowledge and agree that the remedy at law for any breach of the Restrictive Covenants will be inadequate, and that in the event Employee breaches, or threatens to breach, any of the Restrictive Covenants, CBS shall have the right and remedy, without the necessity of proving actual damage or posting any bond, to enjoin, preliminarily and permanently, Employee from violating or threatening to violate the Restrictive Covenants and to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to CBS and that money damages would not provide an adequate remedy to CBS. Employee understands and agrees that if he violates any of the obligations set forth in the Restrictive Covenants, the period of restriction applicable to each obligation violated shall cease to run during the pendency of any litigation over such violation, provided that such litigation was initiated during the period of restriction. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to CBS at law or in equity. Employee understands and agrees that, if the parties become involved in legal action regarding the enforcement of the Restrictive Covenants and if CBS prevails in such legal action, CBS will be entitled, in addition to any other remedy, to recover from Employee its reasonable costs and attorneys' fees incurred in enforcing such covenants. CBS's ability to enforce its rights under the Restrictive Covenants or applicable law against Employee shall not be impaired in any way by the existence of a claim or cause of action on the part of Employee based on, or arising out of, this Agreement or any other event or transaction.

(ii) Severability and Modification of Restrictive Covenants. Employee acknowledges and agrees that each of the Restrictive Covenants is reasonable and valid in time and scope and in all other respects. The parties agree that it is their intention that the Restrictive Covenants be enforced in accordance with their terms to the maximum extent permitted by law. Each of the Restrictive Covenants shall be considered and construed as a separate and independent covenant. Should any part or provision of any of the Restrictive Covenants be held invalid, void, or unenforceable, such invalidity, voidness, or unenforceability shall not render invalid, void, or unenforceable any other part or provision of this Agreement or such Restrictive Covenant. If any of the provisions of the Restrictive Covenants should ever be held by a court of competent jurisdiction to exceed the scope permitted by the applicable law, such provision or provisions shall be automatically modified to such lesser scope as such court may deem just and proper for the reasonable protection of CBS's legitimate business interests and may be enforced by CBS to that extent in the manner described above and all other provisions of this Agreement shall be valid and enforceable.

(h)     Disclosure of Agreement. Employee acknowledges and agrees that, during the Restricted Period, he will disclose the existence and terms of this Agreement to any prospective employer, business partner, investor or lender prior to entering into an employment, partnership or other business relationship with such prospective employer, business partner, investor or lender. Employee further agrees that CBS shall have the right to make any such prospective employer, business partner, investor or lender of Employee aware of the existence and terms of this Agreement.

6.         Full Settlement; No Mitigation. The Bank's obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set- off, counterclaim, recoupment, defense or other claim, right or action which the Bank may have against Employee or others. In no event shall Employee be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Employee under any of the provisions of this Agreement and such amounts shall not be reduced whether or not Employee obtains other employment.

7.         Limitation of Benefits.

(a)     Notwithstanding anything in this Agreement to the contrary, in the event it shall be determined that any benefit, payment or distribution by the Bank to or for the benefit of Employee (whether payable or distributable pursuant to the terms of this Agreement or otherwise) (such benefits, payments or distributions are hereinafter referred to as "Payments") would, if paid, be subject to the excise tax (the "Excise Tax") imposed by Section 4999 of the Code, then the aggregate present value of the Payments shall be reduced (but not below zero) to an amount expressed in present value that maximizes the aggregate present value of the Payments without causing the Payments or any part thereof to be subject to the Excise Tax and therefore nondeductible by the Bank because of Section 280G of the Code (the "Reduced Amount"). The reduction of the Payments due hereunder, if applicable, shall be made by first reducing cash Payments and then, to the extent necessary, reducing those Payments having the next highest ratio of Parachute Value to actual present value of such Payments as of the date of the change of control, as determined by the Determination Firm (as defined in Section 7(b) below). For purposes of this Section 7, present value shall be determined in accordance with Section 280G(d)(4) of the Code. For purposes of this Section 7, the "Parachute Value" of a Payment means the present value as of the date of the change of control of the portion of such Payment that constitutes a "parachute payment" under Section 280G(b)(2) of the Code, as determined by the Determination Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

(b)     All determinations required to be made under this Section 7, including whether an Excise Tax would otherwise be imposed, whether the Payments shall be reduced, the amount of the Reduced Amount, and the assumptions to be utilized in arriving at such determinations, shall be made by an independent, nationally recognized accounting firm or compensation consulting firm mutually acceptable to the Bank and Employee (the "Determination Firm") which shall provide detailed supporting calculations both to the Bank and Employee within 15 business days of the receipt of notice from Employee that a Payment is due to be made, or such earlier time as is requested by the Bank. All fees and expenses of the Determination Firm shall be borne solely by the Bank. Any determination by the Determination Firm shall be binding upon the Bank and Employee. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Determination Firm hereunder, it is possible that Payments hereunder will have been unnecessarily limited by this Section 7 ("Underpayment"), consistent with the calculations required to be made hereunder. The Determination Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Bank to or for the benefit of Employee together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code, but no later than March 15 of the year after the year in which the Underpayment is determined to exist, which is when the legally binding right to such Underpayment arises.

(c)     In the event that the provisions of Code Section 280G and 4999 or any successor provisions are repealed without succession, this Section 7 shall be of no further force or effect.

8.         Successors.

(a)     This Agreement is one for personal services and may not be assigned by Employee. This Agreement shall inure to the benefit of and be enforceable by Employee's legal representatives.

(b) This Agreement shall inure to the benefit of and be binding upon the Bank and its successors and assigns.

(c) This Agreement shall bind any successor of or to the Bank, its assets or its businesses (whether direct or indirect, by purchase, merger, consolidation or otherwise), in the same manner and to the same extent that the Bank would be obligated under this Agreement if no succession had taken place. In the case of any transaction in which a successor would not by the foregoing provision or by operation of law be bound by this Agreement, the Bank shall require such successor expressly and unconditionally to assume and agree to perform the Bank's obligations under this Agreement, in the same manner and to the same extent that the Bank would be required to perform if no such succession had taken place. The term "Bank," as used in this Agreement, shall mean the Bank as hereinbefore defined and any successor or assignee to the business or assets which by reason hereof becomes bound by this Agreement.

9.         Code Section 409A.

(a) This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements of Section 409A of the Code and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder (and any applicable transition relief under Section 409A of the Code). Nevertheless, the tax treatment of the benefits provided under the Agreement is not warranted or guaranteed. Neither the Bank nor its directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by Employee as a result of the application of Section 409A of the Code.

(b) Notwithstanding anything in this Agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt "deferred compensation" for purposes of Section 409A of the Code ("Non-Exempt Deferred Compensation") would otherwise be payable or distributable hereunder, or a different form of payment of such Non-Exempt Deferred Compensation would be effected, by reason of a Change in Control or Employee's termination of employment, such Non-Exempt Deferred Compensation will not be payable or distributable to Employee by reason of such circumstance unless the circumstances giving rise to such Change in Control or termination of employment, as the case may be, meet any description or definition of "change in control event" or "separation from service", as the case may be, in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition). This provision does not prohibit the vesting of any Non-Exempt Deferred Compensation upon a Change in Control or termination of employment, however defined. If this provision prevents the payment or distribution of any Non-Exempt Deferred Compensation, such payment or distribution shall be made on the date, if any, on which an event occurs that constitutes a Section 409A-compliant "change in control event" or "separation from service", as the case may be, or such later date as may be required by Section 9(c) hereof.

(c) Notwithstanding anything in this Agreement to the contrary, if any Non-Exempt Deferred Compensation would otherwise be payable or distributable under this Agreement by reason of Employee's separation from service during a period in which he is a Specified Employee (as defined below), then, subject to any permissible acceleration of payment by the Bank under Treas. Reg. Section 1.409A-3U)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes): (i) if the payment or distribution is payable in a lump sum, Employee's right to receive payment or distribution of such non-exempt deferred compensation will be delayed until the earlier of Employee's death or the first day of the seventh month following Employee's separation from service; and (ii) if the payment or distribution is payable over time, the amount of such non-exempt deferred compensation that would otherwise be payable during the six-month period immediately following Employee's separation from service will be accumulated and Employee's right to receive payment or distribution of such accumulated amount will be delayed until the earlier of Employee's death or the first day of the seventh month following Employee's separation from service, whereupon the accumulated amount will be paid or distributed to Employee and the normal payment or distribution schedule for any remaining payments or distributions will resume. For purposes of this Agreement, the term "Specified Employee" has the meaning given such term in Code Section 409A.

(d)      Whenever in this Agreement a payment or benefit is conditioned on Employee's execution of a release of claims, such release must be executed and all revocation periods shall have expired within 60 days after the date of termination; failing which such payment or benefit shall be forfeited. If such payment or benefit constitutes Non-Exempt Deferred Compensation, then such payment or benefit (including any installment payments) that would have otherwise been payable during such 60- day period shall be accumulated and paid on the 60th day after the date of termination provided such release shall have been executed and such revocation periods shall have expired. If such payment or benefit is exempt from Section 409A of the Code, the Bank may elect to make or commence payment at any time during such period.

(e)      The Bank shall have the sole authority to make any accelerated distribution permissible under Treas. Reg. Section 1.409A-3(j)(4) to Employee of deferred amounts, provided that such distribution meets the requirements of Treas. Reg. Section 1.409A-3(j)(4).

(f)      Each payment under this Agreement shall be considered a separate payment, as described in Treas. Reg. Section 1.409A-2(b)(2), for purposes of Section 409A of the Code.

10.        Miscellaneous.

(a)      The Bank and Employee agree that this Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Georgia without giving effect to its conflicts of law principles. Employee agrees that the exclusive forum for any action to enforce this Agreement, as well as any action relating to or arising out of this Agreement, shall be Superior Court of Ben Hill County, Georgia or the U.S. District Court for the Middle District of Georgia, Albany Division. With respect to any such court action, Employee hereby (i) irrevocably submits to the personal jurisdiction of such courts; (ii) consents to service of process; (iii) consents to venue; and (iv) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction, service of process, or venue. The parties hereto further agree that such courts are convenient forums for any dispute that may arise herefrom and that neither party shall raise as a defense that such courts are not convenient forums.

(b)      The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

(c)      This Agreement may not be amended or modified otherwise than-by a written agreement executed by the parties hereto or their respective successors and legal representatives.

(d)      All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Employee:	If to the Bank:
On file with the Bank	Colony Bank
115 South Grant Street
Fitzgerald, GA 31750
Attention: Edward P. Loomis

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

(e)     The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(f) The Bank may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

(g) Failure of either party to insist, in one or more instances, on performance by the other in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted in this Agreement or of the future performance of any such term or condition or of any other term or condition of this Agreement, unless such waiver is contained in a writing signed by the party making the waiver.

(h)     This Agreement contains the entire agreement between the Bank and Employee with respect to the subject matter hereof and, from and after the date hereof, this Agreement shall supersede any other agreement, written or oral, between the parties relating to the subject matter of this Agreement.

(i) The parties understand and agree that because they both have been given the opportunity to have counsel review and revise this Agreement, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement. Instead, the language of all parts of this Agreement shall be construed as a whole, and according to its fair meaning, and not strictly for or against either of the parties.

(j)     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

(k)     The parties acknowledge and agree that the Holding Company is an intended third-party beneficiary of this Agreement and may enforce the Bank's rights hereunder.

11.         Regulatory Action.

(a)     If Employee is removed and/or permanently prohibited from participating in the conduct of the Bank's affairs by an order issued under Section 8(e)(4) or 8(g)(1) of the Federal Deposit Insurance Act ("FDIA") (12 U.S.C. 1818(e)(4) and (g)(l)), all obligations of the Bank under this agreement shall terminate, as of the effective date of such order.

(b)     If Employee is suspended and/or temporarily prohibited from participating in the conduct of the Bank's affairs by a notice served under Section 8(e)(3) or 8(g)(l) of the FDIA (12 U.S.C. 1818(e)(3) and (g)(l)), all obligations of the Bank under this Agreement shall be suspended as of the date of service, unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Bank shall reinstate (in whole or in part) any of its obligations which were suspended.

(c)     If the Bank is in default (as defined in Section 3(x)(l) of the FDIA), all obligations under this Agreement shall terminate as of the date of default.

(d)     All obligations under this Agreement shall be terminated, except to the extent a determination is made that continuation of the Agreement is necessary for the continued operation of the Bank (1) by the director of the FDIC or his or her designee (the "Director"), at the time the FDIC enters into an agreement to provide assistance to or on behalf of the Bank under the authority contained in 13(c) of the FDIA; or (2) by the Director, at the time the Director approves a supervisory merger to resolve problems related to operation of the Bank when the Bank is determined by the Director to be in an unsafe and unsound condition.

(Signatures on following page)

IN WITNESS WHEREOF, Employee has hereunto set Employee’s hand and the Bank has caused these presents to be executed in its name on its behalf, all as of the day and your first above written.

/s/ EDWARD LEE BAGWELL, III

      EDWARD LEE BAGWELL, III

COLONY BANK

By:      /s/Edward P. Loomis

Name: Edward P. Loomis

Title:   President and Chief Executive Officer